UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ARS Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82835W 108

(CUSIP Number)

Kathleen Scott

ARS Pharmaceuticals, Inc.

11682 El Camino Real, Suite 120

San Diego, CA 912130

(858) 771-9307

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of Reporting Persons Richard E. Lowenthal, M.S., MSEL
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,422,432 Shares(1)
	8.	Shared Voting Power 0 Shares
	9.	Sole Dispositive Power 7,422,432 Shares(1)
	10.	Shared Dispositive Power 0 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,422,432 Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.9%(2)
14.	Type of Reporting Person (see instructions) IN

(1)

Includes (a) 5,176,822 shares held by the Reporting Person, (b) 1,772,850 shares held by Richard E. Lowenthal Charitable Remainder Unitrust Dated January 7, 2020, of which the Reporting Person is the Trustee, and (c) 472,760 shares issuable to Reporting Person upon exercise of options to purchase common stock within 60 days of November 8, 2022.

(2)

This percentage is calculated based on 93,770,165 shares of common stock outstanding as of November 8, 2022, immediately following the closing of the merger pursuant to that certain Agreement and Plan of Merger and Reorganization by and among ARS Pharmaceuticals, Inc. (“ARS”), Silverback Therapeutics, Inc. (“Silverback”), and Sabre Merger Sub, Inc., a wholly-owned subsidiary of Silverback (“Merger Sub”), as amended. On November 8, 2022, Merger Sub merged with and into ARS (the “Merger”), with ARS surviving the Merger as a wholly-owned subsidiary of Silverback.

CUSIP No. 82835W 108	13D

Item 1. Security and Issuer.

(a) This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of ARS Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

(b) The principal executive offices of the Issuer are located at 11682 El Camino Real, Suite 120, San Diego, CA 92130.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a) This schedule is filed by Richard E. Lowenthal, M.S., MSEL.

(b) The business address of the Reporting Person is 11682 El Camino Real, Suite 120, San Diego, CA 92130.

(c) The Reporting Person is the President and Chief Executive Officer of ARS Pharmaceuticals, Inc.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Under the terms of an Agreement and Plan of Merger and Reorganization by and among ARS Pharmaceuticals, Inc. (“ARS”), Silverback Therapeutics, Inc. (the “Company”), and Sabre Merger Sub, Inc., a wholly-owned subsidiary of the Company (“Merger Sub”), as amended (the “Merger Agreement”), on November 8, 2022, Merger Sub merged with and into ARS (the “Merger”), with ARS surviving the Merger as a wholly-owned subsidiary of the Company. Upon the closing of the Merger on November 8, 2022, each share of ARS common stock was converted into the right to receive 1.1819 shares of the Common Stock. In connection with the Merger, the name of the Issuer was changed from “Silverback Therapeutics, Inc.” to “ARS Pharmaceuticals, Inc.”

As a result of the closing of the Merger, (a) the Reporting Person received (i) 5,176,822 shares of the Common Stock in exchange for 4,380,084 shares of ARS common stock, (ii) an option to acquire 236,380 shares of the Common Stock in exchange for a stock option to acquire 200,000 shares of ARS common stock, all of which shares of the Common Stock may be acquired within 60 days of November 8, 2022, and (iii) an option to acquire 236,380 shares of the Common Stock in exchange for a stock option to acquire 200,000 shares of ARS common stock, all of which shares of the Common Stock may be acquired within 60 days of November 8, 2022, and (b) the Richard E. Lowenthal Charitable Remainder Unitrust Dated January 7, 2020 (the “Unitrust”) received 1,772,850 shares of the Common Stock in exchange for 1,500,000 shares of ARS common stock.

The shares of ARS common stock held by the Reporting Person prior to the closing of the Merger were acquired with personal funds. The shares of ARS common stock held by the Unitrust prior to the closing of the Merger were acquired with personal funds contributed by the Reporting Person to the Unitrust.

CUSIP No. 82835W 108	13D

Item 4. Purpose of Transaction.

The Reporting Person is the President and Chief Executive Officer of the Issuer and, accordingly, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to subparagraphs (a) through (j) of Item 4 below. Subject to the Issuer’s Insider Trading Policy and Window Period Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Other than as described above in this Item 4, the Reporting Person does not have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) (b)

Entity	Shares Held Directly		Sole Voting Power		Shared Voting Power	Sole Dispositive Power		Shared Dispositive Power	Beneficial Ownership		Percentage of Class (1)
Richard Lowenthal	7,422,432	(2)	7,422,432	(2)	0	7,422,432	(2)	0	7,422,432	(2)	7.9%

(1)	This percentage is calculated based on 93,770,165 shares of common stock outstanding as of November 8, 2022, immediately following the closing of the Merger described in Item 3 above.
(2)

Includes (i) 1,772,850 shares held by Richard E. Lowenthal Charitable Remainder Unitrust Dated January 7, 2020, of which the Reporting Person is the Trustee, and (ii) 472,760 shares that the Reporting Person has the right to acquire pursuant to options exercisable within 60 days of November 8, 2022.

(c)	The information in Item 3 is hereby incorporated by reference in its entirety.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 3 is hereby incorporated by reference in its entirety.

Lock-Up Agreement

In connection with the closing of the Merger, the Reporting Person agreed that, subject to certain customary exceptions, for a period of 180 days after the closing of the Merger, not to (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of the Common Stock or any securities convertible into or exercisable or exchangeable for the Common Stock, (b) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of

CUSIP No. 82835W 108	13D

ownership of the Common Stock, (c) make any demand for or exercise any right with respect to the registration of any shares of the Common Stock or any security convertible into or exercisable or exchangeable for the Common Stock, in each case other than certain transfers or dispositions of the Common Stock including, among others, transfers or disposition of the Common Stock as bona fide charitable contributions, gifts or donations or transfers or dispositions of the Common Stock to any trust for the direct or indirect benefit of the Reporting Person or the immediate family of the Reporting Person.

The foregoing descriptions of the terms of the Merger Agreement and the Lock-Up Agreement are intended as summaries only and are qualified in their entirety by reference to the Merger Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits hereto:

A.

Agreement and Plan of Merger and Reorganization by and among ARS Pharmaceuticals, Inc., Silverback Therapeutics, Inc., and Sabre Merger Sub, Inc., a wholly-owned subsidiary of the Silverback Therapeutics, Inc., dated as of July 21, 2022, as amended on August 11, 2022 and October 25, 2022.

B.	Form of Lock-Up Agreement.

CUSIP No. 82835W 108	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17, 2022
Date

/s/ Richard E. Lowenthal
Signature

Richard E. Lowenthal, M.S., MSEL
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:    Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)